Exhibit 12.1

THE HILLMAN COMPANIES, INC.

Computation of Ratio of Income to Fixed Charges

(Dollars in thousands)

	One Month Ended 6/30/2010	Five Months Ended 5/28/2010	Six Months Ended 6/30/2009	2009	2008	2007	2006	2005
Income before Income Taxes	$(7,330)	$(27,673)	$3,678	$9,059	$3,858	$(5,521)	$(5,604)	$482
Add fixed charges:
Interest expense	4,670	19,069	19,531	40,653	44,245	48,056	47,302	41,555
Amortization of debt expense	—	—	1,011	1,011	2,283	2,350	2,806	1,632
Interest portion of rent expense	247	1,206	1,521	2,905	3,162	3,092	3,034	2,840

Adjusted income	$(2,413)	$(7,398)	$25,741	$53,628	$53,548	$47,977	$47,538	$46,509

Fixed charges:
Interest expense	4,670	19,069	19,531	40,653	44,245	48,056	47,302	41,555
Amortization of debt expense	—	—	1,011	1,011	2,283	2,350	2,806	1,632
Interest portion of rent expense	247	1,206	1,521	2,905	3,162	3,092	3,034	2,840

Fixed Charges	$4,917	$20,275	$22,063	$44,569	$49,690	$53,498	$53,142	$46,027

Ratio of earnings to Fixed Charges (1)	—	—	1.17	1.20	1.08	—	—	1.01

(1) The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

For the one month ending June 30, 2010, the five months ending May 28, 2010, and the years ending December 31, 2006 and 2007, the ratio of earnings to fixed charges indicates earnings are inadequate to cover fixed charges as defined above. The deficiency totals are $7,330, $27,673, $5,604 and $5,521 respectively.